

April 7, 2011

Ms. Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P.O. Box 755
Chicago, Illinois 60690

Re: Bank of Montreal
Amendment No. 2 to Registration Statement on Form F-4
Filed April 6, 2011
File No. 333-172012

Dear Ms. Hennessy:

    We have reviewed your amended registration statement and your response letter dated April 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material United States Federal Income Tax Consequences, page 64

1.   We note your election to file short-form tax opinions as exhibits to the prospectus. Therefore, your disclosure in this section is not sufficient to constitute counsels' tax opinions. We refer to your disclosure on page 66 that it is a condition to completion of the merger that each of BMO and M&I will receive a legal opinion that the merger will qualify as a "reorganization" and that it will not result in gain recognition to holders of M&I common stock. We note further that certain items discussed in this section of the prospectus assume that the points in your to-be-issued opinions are correct. It is not permissible to assume the tax consequence in issue in a legal opinion. In addition, we

note that disclaimers of responsibility such as "there can be no assurance" are not acceptable. Please revise your disclosure so that the discussion in this section constitutes counsels' opinion with respect to tax consequences.

2.   Revise Exhibits 8.1 and 8.2 to clearly state in the second paragraph that the discussion in the Prospectus under "Material United States Federal Income Tax Consequences" is counsel's opinion.

Material Canadian Federal Income Tax Consequences, page 71

3.   Please revise the first sentence of this section to state that the following summary is the opinion of counsel. Please also revise to remove the first sentence in the fourth paragraph of this section. It is not appropriate.

4.   Revise Exhibit 8.3 to clearly state in the second paragraph that the discussion in the Prospectus under "Material Canadian Federal Income Tax Consequences" is counsel's opinion.

BMO Market Activities Involving BMO Common Stock, page 114

5.   We note your disclosure that the activities discussed could have the effect of preventing or retarding a decline in the market price of BMO common stock. Please add a discussion in risk factors regarding this disclosure.

        Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        Michael Clampitt
                                        Senior Attorney

cc.   (facsimile only)
           C. Andrew Gerlach
           Sullivan & Cromwell LLP
           (212) 291-9299